

Daniel McBrayer · 3rd

Director Of Engineering at THIRDHOME

Savannah, Georgia, United States · 500+ connections ·

Contact info

 **THIRDHOME**

 University of Georgia - Terry College of Business

Experience



Director Of Engineering
THIRDHOME
Oct 2018 – Present · 2 yrs 6 mos
Savannah, Georgia Area

A unique company that dramatically increases the value of second home ownership. We have over 11,000 luxury second homes in 95 countries and 1,600 cities. As a member, you can use any of the members' homes around the world without the expense of renting.



Partner
Roundtable Development, LLC
Jan 2016 – Present · 5 yrs 3 mos
Athens, GA

At Roundtable, we operate as the external technical team for early-stage startups and small businesses with strong value propositions.

I steer clients through every aspect of developing a web-based software product, from ...see more



Co-Founder, CTO, Advisor
Vestigo, LLC
Mar 2015 – Present · 6 yrs 1 mo
Athens, GA

Leads software development, site maintenance, and technology infrastructure. Advises the business on financial and strategy matters.

Vestigo builds performance enhancing experiences that train your team to embrace inr ...see more



CTO
BlastApp.io
Feb 2017 – Apr 2018 · 1 yr 3 mos
Atlanta, GA

Blast is a leading provider of engagement solutions, designed around employees to help employers measure the pulse of engagement and knowledge across the enterprise. Blast pinpoints operational strengths and risks in real-time in order to maximize revenue and reduce cost. The mobile-first platform delivers weekly assessments and interactions through m ...see more



Associate
Johnston Barton Proctor & Rose LLP
Aug 2009 – Apr 2013 · 3 yrs 9 mos
Birmingham, Alabama Area

Provided regulatory, corporate, and transactional advice to health care providers, from single-member physician groups to publicly-traded corporations at a mid-sized Birmingham law firm. Experienced in both litigation and corporate practice. Served on the firm's recruitment committee.

Education



University of Georgia - Terry College of Business
Master of Business Administration (MBA) - 2015, Entrepreneurship/Entrepreneurial Studies, Finance
2013 – 2015
Activities and Societies: President - Entrepreneurship and Venture Capital Club, Net Impact Club, Health Care Club



The University of Alabama School of Law
Doctor of Law (JD)
2006 – 2009
Activities and Societies: Senior Editor, Alabama Law Review



Furman University
Bachelor of Arts (B.A.), Philosophy, English
2002 – 2006
Activities and Societies: Writer, Paladin Newspaper; Mere Christianity Forum

Volunteer experience



Family Selection Committee
Habitat for Humanity Greater Birmingham
Jul 2012 – Apr 2013 · 10 mos
Poverty Alleviation



Volunteer
Jimmie Hale Mission
Jul 2010 – Apr 2013 · 2 yrs 10 mos
Social Services

Served lunch on a monthly basis at local men's shelter.

Recommendations

Received (0)   **Given (1)**

Adam Pierce Nubern, CPA
Nomadic CPA | Starting Bloc Fellow | Part-Time RVer
April 26, 2016, Daniel was a client of Adam Pierce's

Adam did a wonderful job helping us through tax season. He was very responsive and easy to work with. Would recommend him for anyone.

Recommendations

Received (0)   **Given (1)**



Adam Pierce Nubern, CPA
Nomadic CPA | Starting Bloc Fellow | Part-Time RVer
April 26, 2016, Daniel was a client of Adam Pierce's

Adam did a wonderful job helping us through tax season. He was very responsive and easy to work with. Would recommend him for anyone.

Interests





Vestigo
380 followers



Roundtable Development, LLC
10 followers



Ichor



The University of Alabama School of Law